Golden Seed, Inc.

2894 South Coast Highway, Suite 1

Laguna Beach, CA 92651

November 3, 2021

Chris Edwards

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington DC 20549

Re:Golden Seed, Inc.

File No.: 024-11614

Dear Mr. Edwards:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Golden Seed, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on Monday, November 8, 2021 11614, or as soon thereafter as is practicable.

Attached also please find a copy of the FINRA No-Objection letter for your files.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Neil Brandom/

Neil Brandom

CEO

Golden Seed. Inc.

11/1/21, 2:48 PMLetter Preview

November 01, 2021

DALMORE GROUP LLC

525 Green Place

Woodmere, NY 11598

Attn: Oscar Seidel

Re: No Objections Letter

FINRA Filing ID: 2021-08-23-5889444

Golden Seed, Inc. CIK #: 0001780914

SEC Reg. #: 024-11614

Dear Sir/Madam:

In connection with the above-referenced ﬁling, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public oﬀering ﬁling system.

This letter conﬁrms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be ﬁled on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the oﬀering proceeds, (2) changes in the public oﬀering price, and (3) a copy of the ﬁnal prospectus. If such changes indicate a modiﬁcation of the terms and arrangements of the proposed oﬀering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this oﬀering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other oﬀering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public oﬀering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Sebastian Tron First Reviewer

Shayna Vereen Second Reviewer

Corporate Financing Department

https://ext.cobra.finra.org/POFilings/CommentLetterPreview/CommentLetterPreview.jsp?letterId=91721&workflowId=5889444